SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

7 November 2006 Third Quarter 2006 Results (9M 06) * * * * * * * * *

Disclaimer and Important Legal Information
In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American
Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holderswherever located.
In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA
SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY
OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE
THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov.
The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York
10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas
Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas
Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in
Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified bywords such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,”
“future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

2 GAS NATURAL – 9M 06 Results Agenda 1. Highlights - Fulfilling our Strategic Plan 2. Analysis of 9M 06 Results 3. Conclusions

Highlights – Fulfilling our Strategic Plan

Our Strategic Plan outlined a clearly defined
strategy, sustained by four basic pillars
Strategic Priorities
Leadership
in LNG and
positioning
in upstream
Leadership
in Gas
Distribution
Developing
Electricity
Business
Flexible and
Well
Diversified
Gas Supply
Leadership
in
Multiproduct
Offer in
Spain
4,800 MW
installed
CCGT
capacity in
Spain
13 million
customers
2 contracts
per
customer
Targets

Flexible and well diversified gas supply
Gassi Touil project in
progress
GAS NATURAL and
Repsol YPF sign a
framework agreement to
develop macro LNG
project in Nigeria
Incorporation of El
Andalus
LNG for the construction
and operation of the
Arzew LNG plant
Balance between LNG
and natural gas
procurement provides
greater flexibility and
diversification
Flexibility
Natural gas: in
volume
LNG: destination
(FOB/CIF)
Transport
Gas
procurement
Upstream
GAS NATURAL has strengthened its leading position in LNG while continuing to invest in the upstream business
Key competitive advantage
Fleet optimisation thanks to
the creation of Midstream JV
with Repsol YPF (Stream)
11 tankers (1,110,000m³)¹
+ 1 in 2007 (138,000m³) +
1 new tanker in 2009
(138,000m³)
Overall utilisation of 97%
in 9M 06
Tender launched by Stream
for the construction of up to
11 tankers starting in 2009
Note:
1 8 Gas Natural tankers (702,000
m³),
3 Repsol YPF tankers
(408,000m³)

Becoming a key player in electricity generation in
Spain
Electricity production (GWh)
Doubling production in Spain, thanks to new capacity addition and competitive, secured gas supply
c. 9% market share in ordinary regime production in Spain,
in line with 10% objective by 2008 set in 2004–2008 Strategic Plan
Developing our electricity business
2.1 x
6,712
14,294
9M 05 9M 06
Evolution of installed capacity (MW)
30-Sep-06 2005
2004
2003
3,169
1,902
874
815
74
800
302
1,600
369
2,800
CCGT
Wind+Cogeneration
2006 results confirm success of CCGT strategy
15
800

Solid growth and profitability from core distribution business in the regulated market
4,389
4,164
4,714
4,435
246
5,033
4,690
275
5,343
4,880
307
30-Sep-03 30-Sep-04 30-Sep-05 30-Sep-06
Spain LatAm Italy
612
724
822
918
9M 03 9M 04 9M 05 9M 06
Leadership in gas distribution
Gas customer connections (000s) EBITDA (€ million)
1
CAGR: +15%
8,553
9,395
9,998
10,530
+659 ²
Notes:
1 2004, 2005 and 2006 figures under IFRS
2 Average annual customer connections additions
Continues to yield solid growth

30-Sep-05 30-Sep-06
30-Sep-05 30-Sep-06
Maintenance contracts (000s)
Residential electricity
customers (000s)
1,425
475
383
Multiproduct switched into profitability-driven
strategy
Optimising the electricity supply business due to market price being higher than the tariff
Adapting electricity customer portfolio to market conditions whilst maintaining leadership in multiproduct
1,539
Solid volume of maintenance contracts and leadership in liberalised retail market (1.46 contracts/customer as of 30 September 2006)
+114

Performing in a difficult market
GAS NATURAL is achieving its targets in an environment of
high volatility
Henry Hub volatility
Strong performance in volatile markets underscores GAS NATURAL´S solid business fundamentals
0
1
2
3
4
5
6
7
8
9
10
25/07/06 08/08/06 22/08/06 05/09/06 19/09/06 03/10/06 17/10/06
Pool volatility
0
1
2
3
4
5
6
7
8
9
10
25/07/06 08/08/06 22/08/06 05/09/06 19/09/06 03/10/06 17/10/06
Source: Bloomberg Source: OMEL (Average daily price)

Delivering on the Strategic Plan
GAS NATURAL is on-track to deliver the targets announced
EBITDA (€m) Net Income (€m)
2006: In line with our growth objectives
1,202
1,335
1,519
1,416
2003 2004 2005 9M 06
568
642
749
647
2003 2004 2005 9M 06
Target 2008: ~ €2,500m Target 2004-2008: > 10% CAGR

Our unique position in gas procurement remains a key competitive advantage
We have successfully become one of the key players in electricity generation in Spain
Our regulated distribution business continues to yield solid growth
We have continued to optimize our portfolio of gas and electricity supply
We continue to meet our targets in 2006
Operational and financial performance in line with the
targets set in our Strategic Plan 2004-08
+26% increase in EBITDA and +22% increase in Net Income in 9M 06

Analysis of 9M 06 Results

Highlights of the period
Net profit for 9M 06 of €646.9 million, +22% vs 9M 05
EBITDA growth of 26% in 9M 06, in line with trend observed in 1H06, boosted by electricity and gas supply
Significant EBITDA growth in LatAm to €279.7 million (+27%), especially in Brazil and Argentina
Cash flow growth supports investment plan and shareholder
remuneration
GAS NATURAL has adapted its organisation to the current business environment, to better participate in a fully liberalized gas market by
2008

26% EBITDA growth, boosted by electricity and gas supply
(€ million)
9M 05
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total EBITDA
9M 06
918.3
615.6
279.7
23.0
251.1
203.8
47.3
231.9
138.9
93.0
14.3
1,415.6
EBITDA breakdown
% €m
Change
96.6
32.3
59.8
4.5
129.8
127.0
2.8
68.8
13.9
54.9
(0.4)
294.8
11.8
5.5
27.2
24.3
107.0
165.4
6.3
42.2
11.1
144.1
(2.7)
26.3
821.7
583.3
219.9
18.5
121.3
76.8
44.5
163.1
125.0
38.1
14.7
1,120.8
By activity

393
508
334
426
394
481
398
1Q 2Q 3Q 4Q
2005 2006
EBITDA growth visibility
Solid EBITDA growth, over 20% quarter-on-quarter
Sustained growth on a quarterly basis
+30% +28%
+22%
(€ million)
Negative factors affecting 4Q 05 not expected to be recurrent in 4Q 06

By Activity
Investments in Mexico reduced due to a slowdown in the activity.
Investments in 1,200 MW Cartagena CCGT included in 2005
(€ million)
9M 06 9M 05
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total
388.8
223.4
119.2
46.2
355.1
351.6
3.5
16.4
8.4
8.0
37.7
798.0
74% of investments in Euro
Investment breakdown
Gas
Supply
10%
Other
355.1
234.5
80.8
39.8
253.2
246.3
6.9
69.8
62.3
7.5
36.5
714.6
5%
Distribution
50%
Electricity
35%
Investments (tangible and intangible)

3,677
1,627
1,869
2,650
3,615
3,222
2001 2002 2003 2004 2005 30-Sep-06
Leverage       49.0%       28.0%       29.3%       35.6%       38.5% 34.9%
30/09/06 30/09/05
Leverage²
34.9% 37.8%
EBITDA/Net Interest
7.0x 6.8x
Net Debt/EBITDA 1.8x 2.2x
Financial ratios
Net Debt and Leverage
Notes:
1   2004, 2005 and 2006 figures under IFRS
2   Defined as Net Debt / (Net Debt + Total Equity)
3   Does not include any financing in relation to the offer for Endesa
4   Total gross debt €3,455 m
Solid capital structure
1
215
590
474
573
654
949
2006 2007 2008 2009 2010 Post 2010
Debt
4
maturity (as of 30/09)

Distribution in Spain
5.3 million gas customer connections in Spain as of 30 September 2006 (+6%)
Lower tariff sales compensated by customers switching to liberalised market
Provision booked for estimated adjustment of 2006 remuneration, compensated by higher efficiency
9M 06 results analysis by activity
Stable EBITDA growth (+6%) in 9M 06 and consistent with estimated increase in regulated activity
Operating figures EBITDA (€ million)
+6.2%
5,033
5,343
Connections (thousands)
186,046
193,467
36,834
149,212
31,505
161,962
9M 05 9M 06
Tariff Sales (GWh) TPA Sales (GWh)
+4.0%
+8.5%
(14.5%)
583.3
615.6
9M 05 9M 06
+5.5%

Slowdown in operating activity in Mexico
27% tariff increase in Argentina pending implementation
In local currency, EBITDA grows by 21%
9M 06 results analysis by activity
Distribution in LatAm
Mexico
€56.2 million
(+9%)
9M 06 EBITDA contribution
and growth by country
(Total €279.7 million)
Argentina
€34.4 million
(+39%)
Colombia
€72.4 million
(+16%)
Brazil
€116.7 million
(+44%)
4,690
4,880
9M 05 9M 06
Connections (thousands)
Operating figures
Gas activity sales (GWh)
+4.0%
+3.8%
121,972
126,611
Growth favoured by regulation and higher activity in each region

18.5
23.0
9M 05 9M 06
9M 06 results analysis by activity
EBITDA (€ million)
275
307
9M 05 9M 06
Connections (thousands)
Operating figures
Gas activity sales (GWh)
(7.0%)
1,927
1,792
Distribution in Italy
+11.6%
+24.3%
307,000 connections (+12%) as of 30 September 2006
Lower overall sales due to milder winter compared with 2005
Double digit organic growth, as expected, after applying  our know-how on distribution

9M 06 results analysis by activity
Electricity production (GWh)
Electricity
Installed capacity in Spain of 3,169
MW (+67%), in line with 2004–2008
Strategic Plan
Continued progress in commercial
portfolio optimisation
Very significant EBITDA growth of €129.8 million (+107%),
doubling its contribution to total EBITDA
Electricity EBITDA (€ million)
Spain Puerto Rico
9M 05 9M 06
•
•
76.8
• 44.5
• 203.8
• 47.3
251.1
121.3
+107.0%
+165.4%
+6.3%
15,523
9M 05 9M 06
6,279
13,707
475
112
1,229
331
102
1,139
7,851
Wind Cogeneration
CCGT (Puerto Rico) CCGT (Spain)
+97.7%
+118.3%

GAS NATURAL
Competitor 3
Competitor 2
Competitor 4
Competitor 1

CCGTs to represent c. 43% of peninsular ordinary regime
installed capacity by 2011²
9M 06 results analysis by activity
Maintaining high efficiency in CCGT production
9M 06 CCGT electricity production
1
9M 06 average CCGT operating hours
1
4,907
4,639
3,705
2,917
2,841
Source: REE, Ministry of Industry
Notes:
1 Attributable production in the peninsular system
2    As per the Review of the Plan for Electricity and Gas Sectors for 2002-2011
GAS
NATURAL
28%
Competitor 1
24%
Competitor 2
16%
Competitor 3
12%
Competitor 4
5%
Other
15%
Leading and most efficient producer of CCGT electricity in Spain, supported by competitive gas supply

125.0
138.9
9M 05 9M 06
9M 06 results analysis by activity
Up + Midstream
EBITDA (€ million)
Greater fleet utilisation in the
period (97% in 9M 06 vs. 76% in 9M 05)
Greater contribution from EMPL
Gassi Touil in development phase:
Exploration costs prior to drilling
booked as expenses
Development costs capitalised
during life of project
Regasification plants in Italy in
permitting phase
+11.1%
Solid EBITDA benefits from higher fleet efficiency

38.1
93.0
9M 05 9M 06
9M 06 results analysis by activity
EBITDA (€ million)
Continued optimisation of gas
wholesale and retail industrial portfolio
Competitive gas supply
Continuing renegotiation of contracts
with industrial customers:
Formulas that allow inclusion of real
gas procurement cost
Pricing structure more suited to
clients’ needs
+144.1%
Wholesale market conditions becoming normalized
Wholesale & Retail

Conclusions

Conclusions
Growth of 26% in EBITDA and 22% in Net Income based on real cash generation, confirming outlook announced for 2006
Performance to date confirms solidity of
GAS NATURAL’s business model
Integrated projects under development
Significant optimisation of fleet utilisation during the period
Significant increase in electricity production in Spain (+113%)
resulting from new capacity additions and competitive gas supply
Results achieved confirm successful entry strategy in the
electricity sector
Solid growth and profitability from core distribution business, reaching 10.5 million gas customer connections in 9M 06
1
Electricity
Distribution
Up +
Midstream
Wholesale
Continued optimisation of gas and electricity customer
portfolios resulting in greater contribution to profitability
Note:
1 Includes Spain, Latam and Italy connections

INVESTOR RELATIONS DEPARTMENT
telf. 34 934 025 891
fax  34 934 025 896
e-mail: relinversor@gasnatural.com
website: www.gasnatural.com
Thank you
* * * * * * * * * * * * * *
**********************************************
*****************

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: November 7, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer